Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Earnings
Loss before Income Taxes	$(13)	$(18)	$(84)	$(56)
Fixed Charges	216	231	641	697
Total Earnings	$203	$213	$557	$641

Fixed Charges
Interest Expense	$209	$224	$620	$671
Amortization of Debt Costs	5	5	15	20
Interest Element of Rentals	2	2	6	6
Total Fixed Charges	$216	$231	$641	$697

Ratio of Earnings to Fixed Charges (1)	—	—	—	—

(1)
Earnings for the three and nine months ended September 30, 2013 were insufficient to cover fixed charges by $13 million and $84 million, respectively. Earnings for the three and nine months ended September 30, 2012 were insufficient to cover fixed charges by $18 million and $56 million, respectively. As a result of such deficiencies, the ratios are not presented above.